UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-38438

Spotify Technology S.A.

(Translation of registrant’s name into English)

42-44, avenue de la Gare

L- 1610 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Spotify Technology S.A.

Interim condensed consolidated financial statements

For the three months ended March 31, 2018

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Interim condensed consolidated statement of operations

(Unaudited)

(in € millions, except share and per share data)

		Three months ended March 31,
	Note	2018	2017
Revenue	4	1,139	902
Cost of revenue		856	797
Gross profit		283	105

Research and development		115	80
Sales and marketing		138	110
General and administrative		71	54
		324	244
Operating loss		(41)	(139)

Finance income	5	15	27
Finance costs	5	(154)	(62)
Share in earnings of associate		—	2
Finance income/(costs) - net		(139)	(33)

Loss before tax		(180)	(172)

Income tax (benefit) expense	6	(11)	1
Net loss attributable to owners of the parent		(169)	(173)

Net loss per share attributable to owners of the parent
Basic and diluted	7	(1.01)	(1.15)

Weighted-average ordinary shares outstanding
Basic and diluted	7	167,778,952	150,149,327

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive loss

(Unaudited)

(in € millions)

		Three months ended March 31,
	Note	2018	2017
Net loss attributable to owners of the parent		(169)	(173)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to condensed consolidated statement of operations (net of tax):
(Losses)/gains on short term investments	19	(1)	1
Gains on cash flow hedging instruments	19	1	—
Exchange differences on translation of foreign operations		(15)	(1)
Items not to be subsequently reclassified to condensed consolidated statement of operations (net of tax):
Gain in the fair value of long term investment	19	45	—
Other comprehensive income for the period (net of tax)		30	—
Total comprehensive loss for the period attributable to owners of the parent		(139)	(173)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position

(in € millions)

	Note	March 31, 2018	December 31, 2017
		(Unaudited)
Assets
Non-current assets
Property and equipment	8	68	73
Intangible assets including goodwill	9	161	162
Investment in associate		1	1
Long term investment	19	968	910
Restricted cash and other non-current assets	10	56	54
Deferred tax assets	6	10	9
		1,264	1,209
Current assets
Trade and other receivables	14	322	360
Income tax receivable	6	1	—
Short term investments	19	843	1,032
Cash and cash equivalents		733	477
Other current assets		39	29
		1,938	1,898
Total assets		3,202	3,107

Equity and liabilities
Equity
Share capital		—	—
Other paid in capital		2,531	2,488
Other reserves		226	177
Accumulated deficit		(2,596)	(2,427)
Equity attributable to owners of parent		161	238

Non-current liabilities
Convertible notes	13	1,022	944
Accrued expenses and other liabilities	17	61	56
Provisions	18	7	6
Deferred tax liabilities	6	3	3
		1,093	1,009
Current liabilities
Trade and other payables	15	360	341
Income tax payable	6	4	9
Deferred revenue	16	223	216
Accrued expenses and other liabilities	17	889	881
Provisions	18	53	59
Derivative liabilities	19	419	354
		1,948	1,860
Total liabilities		3,041	2,869
Total equity and liabilities		3,202	3,107

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity/(deficit)

(Unaudited)

(in € millions)

	Note	Share capital	Other paid in capital	Other reserves	Accumulated deficit	(Deficit)/Equity attributable to owners of parent
Balance at January 1, 2017		—	830	122	(1,192)	(240)
Loss for the period		—	—	—	(173)	(173)
Issuance of shares upon exercise of stock options and restricted stock units	12	—	17	—	—	17
Share-based payments	12	—	—	14	—	14
Balance at March 31, 2017		—	847	136	(1,365)	(382)

Balance at January 1, 2018		—	2,488	177	(2,427)	238
Loss for the period		—	—	—	(169)	(169)
Other comprehensive loss		—	—	30	—	30
Issuance of new shares	11	—	4	—	—	4
Issuance of shares upon exercise of stock options and restricted stock units	12	—	39	—	—	39
Share-based payments	12	—	—	18	—	18
Income tax impact associated with share-based payments		—	—	1	—	1
Balance at March 31, 2018		—	2,531	226	(2,596)	161

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows

(Unaudited)

(in € millions)

		Three months ended March 31,
	Note	2018	2017
Operating activities
Net loss		(169)	(173)
Adjustments to reconcile net loss to net cash flows
Depreciation of property and equipment	8	9	12
Amortization of intangible assets	9	2	2
Share-based payments expense	12	18	14
Impairment loss on trade receivables		3	—
Gain on disposal of equipment		(1)	—
Finance income	5	(15)	(27)
Finance costs	5	154	62
Income tax (benefit) expense		(11)	1
Share in earnings of associate		—	(2)
Net foreign exchange gains		(1)	—
Changes in working capital:
Decrease/(increase) in trade receivables and other assets		15	(40)
Increase in trade and other liabilities		70	186
Increase in deferred revenue	16	9	9
(Decrease)/increase in provisions	18	(3)	44
Interest received		10	5
Income tax paid		(6)	—
Net cash flows from operating activities		84	93

Investing activities
Business combinations, net of cash acquired		—	(23)
Purchases of property and equipment	8	(6)	(1)
Proceeds from sales of equipment		1	—
Purchases of intangibles	9	(2)	(2)
Purchases of short term investments	19	(271)	(357)
Sales and maturities of short term investments	19	430	286
Transaction fees for long term investment		(9)	—
Change in restricted cash	19	(4)	(28)
Net cash flows from (used in) investing activities		139	(125)

Financing activities
Finance lease payments		—	(1)
Proceeds from the issuance of ordinary shares		4	—
Proceeds from exercise of share options	12	39	17
Net cash flows from financing activities		43	16

Net increase/(decrease) in cash and cash equivalents		266	(16)
Cash and cash equivalents at beginning of the period		477	755
Net foreign exchange losses on cash and cash equivalents		(10)	(4)
Cash and cash equivalents at March 31		733	735

Supplemental disclosure of cash flow information
Non-cash investing activities
Purchases of property and equipment in trade and other payables	8	4	4

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements

(Unaudited)

1.	Corporate information

Spotify Technology S.A. (the “Company”) is a public limited company incorporated and domiciled in Luxembourg. The Company’s registered office is 42-44 avenue de la Gare, L1610, Luxembourg.

The principal activity of the Company and its subsidiaries (the “Group,” “we,” “us,” or “our”) is music streaming. The Group’s premium service (“Premium Service”) provides users with unlimited online and offline high-quality streaming access to its catalog. The Premium Service offers a commercial-free music experience. The Group’s ad-supported service (“Ad-Supported Service,” and together with the Premium Service, the “Service”) has no subscription fees and provides users with limited on-demand online access to the catalog. The Group depends on securing content licenses from a number of major and minor content owners and other rights holders in order to provide its service.

2.	Basis of preparation and summary of significant accounting policies

The interim condensed consolidated financial statements of Spotify Technology S.A. for the three months ended March 31, 2018 and 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting.  The interim financial information is unaudited. The interim financial information reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth herein.  The interim condensed consolidated financial statements should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2017, as they do not include all the information and disclosures required in the annual consolidated financial statements. Interim results are not necessarily indicative of the results for a full year. The interim condensed consolidated financial statements are presented in millions of Euros.

On January 1, 2018, the Group adopted International Financial Reporting Standard (“IFRS”) 9, Financial Instruments which replaces IAS 39, Financial Instruments: Recognition and Measurement. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. Under the provisions of the standard, the Group made the election to present in other comprehensive income, changes in the fair value of its long term investment in Tencent Music Entertainment Group (“TME”), a private company that provides digital music services to users including streaming, online live broadcasts, and karaoke services, without recycling of fair value changes to profit and loss upon derecognition. The Group concluded that the accounting treatment of its remaining financial assets, financial liabilities and derivative instruments under IAS 39 was in accordance with the requirements of IFRS 9 and, therefore, there was no material impact on the Group’s condensed consolidated financial statements upon adoption of the standard.

In June 2016, the International Accounting Standards Board (“IASB”) issued three amendments to IFRS 2, Share-based Payment, in relation to the classification and measurement of share-based payment transactions. The amendments are intended to eliminate diversity in practice in three main areas: (i) the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction, (ii) the classification of a share-based payment transaction with net settlement features for withholding tax obligations, and (iii) the accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments are effective for accounting periods beginning on or after January 1, 2018. The Group has adopted the amendments to IFRS 2 as of January 1, 2018 and concluded the adoption had no material impact on the interim condensed consolidated financial statements.

On February 28, 2018, the Board of Directors of the Company approved a 40-to-one share split of the Company’s ordinary shares which became effective on March 14, 2018. All share and per share information included in the accompanying interim condensed consolidated financial statements has been adjusted to reflect this share split.

As described in Note 22, on April 3, 2018, the Group completed a direct listing of its ordinary shares on the New York Stock Exchange (“NYSE”).

Other than as mentioned above, the accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of our consolidated financial statements for the year ended December 31, 2017. None of the new or amended standards and interpretations as of January 1, 2018 has had a material impact on our financial result or position.

3.	Critical accounting estimates and judgments

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty, were the same as those applied to the consolidated financial statements for the year ended December 31, 2017.

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events.

4.	Segment information

The Group has two reportable segments: Premium and Ad-Supported. The Premium Service is a paid service in which customers can listen on-demand and offline. Revenue is generated through subscription fees. The Ad-Supported Service is free to the user. Revenue is generated through the sale of advertising. Royalty costs are primarily recorded in each segment based on specific rates for each segment agreed with rights holders. The remaining royalties which are not specifically associated to either of the segments are allocated based on user activity or the revenue recognized in each segment. No operating segments have been aggregated to form the reportable segments.

Key financial performance measures of the segments including revenue, cost of revenue and gross profit are as follows:

	Three months ended March 31,
	2018	2017
	(in € millions)
Premium
Revenue	1,037	828
Cost of revenue	767	710
Gross profit	270	118

Ad-Supported
Revenue	102	74
Cost of revenue	89	87
Gross profit/(loss)	13	(13)

Consolidated
Revenue	1,139	902
Cost of revenue	856	797
Gross profit	283	105

Reconciliation of gross profit

General expenditures, finance income, finance costs, taxes, and share in earnings of associate are not allocated to individual segments as these are managed on an overall group basis. The reconciliation between reportable segment gross profit to our loss before tax is as follows:

	Three months ended March 31,
	2018	2017
	(in € millions)
Segment gross profit	283	105
Research and development	(115)	(80)
Sales and marketing	(138)	(110)
General and administrative	(71)	(54)
Finance income	15	27
Finance costs	(154)	(62)
Share in earnings of associate	—	2
Loss before tax	(180)	(172)

Revenue by country

	Three months ended March 31,
	2018	2017
	(in € millions)
United States	416	351
United Kingdom	128	99
Luxembourg	1	—
Other countries	594	452
	1,139	902

Premium revenue is attributed to a country based on where the membership originates. Advertising revenue is attributed to a country based on where the campaign is viewed. There are no countries that make up greater than 10% of total revenue included in “Other countries.”

5.	Finance income and costs

	Three months ended March 31,
	2018	2017
	(in € millions)
Finance income
Fair value movements on derivative liabilities (Note 19)	2	23
Interest income	5	4
Other financial income	8	—
Total	15	27

Finance costs
Fair value movements on derivative liabilities (Note 19)	(59)	(13)
Fair value movements on Convertible Notes (Note 19)	(78)	(40)
Interest, bank fees, and other costs	—	(1)
Foreign exchange losses	(17)	(8)
Total	(154)	(62)

6.	Income tax

The effective tax rates for the three months ended March 31, 2018 and 2017 were 6.0% and (0.5)%, respectively. Drivers of our effective tax rate include permanent differences, withholding taxes, discrete benefit due to fair value gains, and unrecognized tax losses in certain jurisdictions. We operate in a global environment with significant operations in various jurisdictions outside Luxembourg. Accordingly, the consolidated income tax rate is a composite rate reflecting our earnings and the applicable tax rates in the various jurisdictions where we operate.

For the three months ended March 31, 2018, the income tax benefit of €11 million was due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of our long term investment.

Gross tax provisions were €1 million and €6 million as of March 31, 2018 and December 31, 2017, respectively. The gross tax provisions, if recognized, will result in a reduction of approximately €1 million to the provision for income taxes, therefore favorably impacting our effective tax rate. We include interest and penalties related to tax provisions within income tax (benefit) expense on the condensed consolidated statements of operations and income tax payable in the condensed consolidated statement of financial position. Interest and penalties included in income tax expense were not material in any of the periods presented. Transactions recorded through other comprehensive income have been shown net of their tax impact, as applicable, based on currently enacted tax laws.

Net deferred tax assets of €7 million and €6 million have been recorded in the condensed consolidated statement of financial position as of March 31, 2018 and December 31, 2017, respectively. In evaluating the probability of realizing the net deferred tax assets, we considered all available positive and negative evidence of future tax profit, including its past operating results and the forecast of market growth and earnings. As of March 31, 2018 and December 31, 2017, deferred tax assets of €596 million and €581 million have not been realized.

7.	Loss per share

Basic loss per share is computed using the weighted-average number of outstanding ordinary shares during the period. For the three months ended March 31, 2018, weighted-average ordinary shares outstanding excludes the issued shares upon the January 31, 2018 exchange of the Convertible Notes due to the option to unwind the exchange. Diluted loss per share is computed using the weighted-average number of outstanding ordinary shares and excludes all potential ordinary shares outstanding during the period, as their inclusion would be anti-dilutive. For the three months ended March 31, 2018 and March 31, 2017, the Group’s potential ordinary shares consist of incremental shares issuable upon the assumed exercise of stock options and warrants, and the incremental shares issuable upon the assumed vesting of unvested restricted stock units and restricted stock awards. For the three months ended March 31, 2018, the Group's potential ordinary shares also consist of the issued shares upon the January 31, 2018 exchange of Convertible Notes. The computation of loss per share for the respective periods is as follows:

	Three months ended March 31,
	2018	2017
	(in millions, except share and per share data)
Basic and diluted
Net loss attributable to owners of the parent	(169)	(173)
Shares used in computation:
Weighted-average ordinary shares outstanding	167,778,952	150,149,327
Basic and diluted loss per share attributable to owners of the parent	(1.01)	(1.15)

Potential dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	Three months ended March 31,
	2018	2017
Share options	14,891,965	12,726,840
Restricted stock units	191,986	488,640
Restricted stock awards	61,880	—
Shares issued upon exchange of Convertible Notes	9,431,960	—
Warrants	6,720,000	5,120,000

8.	Property and equipment

	Property and equipment	Leasehold improvements	Total
	(in € millions)
Cost
At January 1, 2018	105	73	178
Additions	2	3	5
Disposals	(1)	—	(1)
Exchange differences	—	(1)	(1)
At March 31, 2018	106	75	181

Accumulated depreciation
At January 1, 2018	(84)	(21)	(105)
Depreciation charge	(6)	(3)	(9)
Disposals	(1)	—	(1)
Exchange differences	1	1	2
At March 31, 2018	(90)	(23)	(113)

Cost, net accumulated depreciation
At January 1, 2018	21	52	73
At March 31, 2018	16	52	68

9.	Intangible assets including goodwill

	Internal development costs and patents	Acquired intangible assets	Total	Goodwill	Total
	(in € millions)
Cost
At January 1, 2018	18	17	35	135	170
Additions	3	—	3	—	3
Exchange differences	—	—	—	(2)	(2)
At March 31, 2018	21	17	38	133	171

Accumulated amortization
At January 1, 2018	(6)	(2)	(8)	—	(8)
Amortization charge	(1)	(1)	(2)	—	(2)
At March 31, 2018	(7)	(3)	(10)	—	(10)

Cost, net accumulated amortization
At January 1, 2018	12	15	27	135	162
At March 31, 2018	14	14	28	133	161

Amortization charges of €2 million and €1 million are included in research and development in the condensed consolidated statement of operations during the three months ended March 31, 2018 and 2017, respectively. There were no impairment charges for the three months ended March 31, 2018 and 2017.

10.	Restricted cash and other non-current assets

	March 31, 2018	December 31, 2017
	(in € millions)
Restricted cash
Lease deposits	44	41
Other	2	1
Other non-current assets	10	12
	56	54

11.	Issued share capital, Treasury shares, and Other reserves

As of March 31, 2018 and December 31, 2017, the Company had 178,149,800 and 167,258,400 ordinary shares issued and outstanding, respectively, with an additional 5,740,000 and 0 ordinary shares held as treasury shares, respectively.

In October 2017, the Company’s shareholders authorized the issuance of up to 1,400,000,000 beneficiary certificates to shareholders of the Company without reserving to the Group’s existing shareholders a preemptive right to subscribe for the beneficiary certificates issued in the future. On February 16, 2018, the Company issued 10 beneficiary certificates per ordinary share held of record to entities beneficially owned by the Group’s founders, Daniel Ek and Martin Lorentzon. The beneficiary certificates carry no economic rights and are issued to provide the holders of such beneficiary certificates with additional voting rights. The beneficiary certificates, subject to certain exceptions, are non-transferable and shall be automatically canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked.  The Company may issue additional beneficiary certificates under the total authorized amount at the discretion of its Board of Directors, of which the Group’s founders are members. As of March 31, 2018, the Group’s founders held 373,041,200 beneficiary certificates.

As disclosed in Note 13, in January 2018, the Group entered into an exchange agreement with holders of the remaining balance of its Convertible Notes.

Other reserves

	2018	2017
	(in € millions)
Currency translation
At January 1	(7)	(4)
Currency translation	(15)	(1)
At March 31	(22)	(5)

Short term investments
At January 1	(16)	(4)
(Losses)/gains on fair value that may be subsequently reclassified to condensed consolidated statement of operations	(4)	1
Losses reclassified to consolidated statement of operations	1	—
Deferred tax on unrealized losses	2	—
At March 31	(17)	(3)

Long term investment
At January 1	—	—
Gains on fair value not to be subsequently reclassified to condensed consolidated statement of operations	58	—
Deferred tax on unrealized gains	(13)	—
At March 31	45	—

Cash flow hedges
At January 1	—	—
Gains on fair value	2	—
Gains reclassified to revenue	(2)	—
Losses reclassified to cost of revenue	1	—
At March 31	1	—

Share-based payments
At January 1	200	130
Share-based payments	18	14
Income tax impact associated with share-based payments	1	—
At March 31	219	144

Other reserves at March 31	226	136

12.	Share-based payments

The expense recognized in the condensed consolidated statement of operations for share-based payments is as follows:

	Three months ended March 31,
	2018	2017
	(in € millions)
Cost of revenue	1	—
Research and development	7	4
Sales and marketing	5	4
General and administrative	5	6
	18	14

Activity in the Group’s restricted stock units (“RSUs”) and restricted stock awards (“RSAs”) outstanding and related information is as follows:

	RSU		RSA
	Number of RSUs	Weighted average grant date fair value	Number of RSAs	Weighted average grant date fair value
		US$		US$
Outstanding at January 1, 2018	195,937	42.46	61,880	90.65
Granted	—	—	—	—
Forfeited	(3,951)	30.38	—	—
Released	—	—	—	—
Outstanding at March 31, 2018	191,986	42.70	61,880	90.65

Activity in our share options outstanding and related information is as follows:

	ESOP
	Number of options	Weighted average exercise price
		US$
Outstanding at January 1, 2018	14,646,720	48.73
Granted	2,098,840	123.13
Forfeited	(418,792)	51.51
Exercised	(1,422,520)	33.27
Expired	(12,283)	42.00
Outstanding at March 31, 2018	14,891,965	60.62

Exercisable at January 1, 2018	5,822,400	39.62
Exercisable at March 31, 2018	5,351,886	43.25

The weighted-average contractual life for the share options outstanding at March 31, 2018 is 3.3 years. The weighted average share price at exercise for options exercised during the three months ended March 31, 2018 was US$121.30. The weighted average fair value of options granted during the three months ended March 31, 2018 was US$34.47 per option.

The following table lists the inputs to the Black-Scholes option-pricing models used for share-based payments for the three months ended March 31, 2018 and 2017:

	Three months ended March 31,
	2018	2017
Expected volatility (%)	32.4 – 34.7	36.8 – 40.5
Risk-free interest rate (%)	2.4 – 2.6	1.5 – 1.9
Expected life of share options (years)	2.8 – 4.4	2.8 – 4.4
Weighted average share price (US$)	123.13	50.70

13.	Convertible Notes

In January 2018, the Group entered into an exchange agreement with holders of the remaining balance of its Convertible Notes, pursuant to which the Group exchanged the remaining US$628 million of Convertible Notes, plus accrued interest of US$16 million, for an aggregate of 9,431,960 ordinary shares. Pursuant to this exchange agreement, subject to certain conditions, if the Company failed to list its ordinary shares on or prior to July 2, 2018, the Group agreed to offer to each noteholder the option to unwind the transaction such that the Group would purchase back the shares that were issued to such noteholder pursuant to the exchange and would issue such noteholder a new note materially identical to its note prior to the exchange.  The option to unwind the exchange if a listing did not occur by July 2, 2018 meets the definition of a contingent settlement event, and resulted in the issued equity shares being classified as a financial liability in the condensed consolidated statement of financial position until the option to unwind expired due to a direct listing or the passage of time. Subsequent to period end, on April 3, 2018, the Group completed a direct listing of its ordinary shares on the NYSE, and the option for the noteholders to unwind the January 2018 exchange transaction expired. See Note 22.

14.	Trade and other receivables

	March 31, 2018	December 31, 2017
	(in € millions)
Trade receivables	254	295
Less: provision for impairment of trade receivables	(22)	(23)
Trade receivables – net	232	272
Other	90	88
	322	360

15.	Trade and other payables

	March 31, 2018	December 31, 2017
	(in € millions)
Trade payables	255	242
Value added tax and sales taxes payable	95	91
Other current liabilities	10	8
	360	341

16.      Deferred revenue

	March 31, 2018	December 31, 2017
	(in € millions)
Deferred subscription revenue	222	215
Deferred advertising revenue	1	1
	223	216

17.	Accrued expenses and other liabilities

	March 31, 2018	December 31, 2017
	(in € millions)
Non-current
Deferred rent	60	55
Other accrued liabilities	1	1
	61	56
Current
Accrued fees to rights holders	649	639
Accrued salaries, vacation, and related taxes	34	34
Accrued social costs for options and RSUs	103	87
Other accrued expenses	103	121
	889	881
	950	937

18.      Provisions

	Legal contingencies	Onerous contracts	Other	Total
	(in € millions)
Carrying amount at January 1, 2018	53	6	6	65
Charged/(credited) to the condensed statement of operations:
Additional provisions	—	—	1	1
Reversal of unutilized amounts	—	—	—	—
Utilized	(4)	(1)	—	(5)
Exchange differences	(1)	—	—	(1)
Carrying amount at March 31, 2018	48	5	7	60

As at January 1, 2018:
Current portion	53	4	2	59
Non-current portion	—	2	4	6
As at March 31, 2018:
Current portion	48	3	2	53
Non-current portion	—	2	5	7

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. The results of such legal proceedings are difficult to predict and the extent of the Group’s financial exposure is difficult to estimate. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Between December 2015 and January 2016, two putative class action lawsuits were filed against Spotify USA Inc. in the U.S. District Court for the Central District of California, alleging that the Group unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y.). In May 2017, the parties reached a signed class action settlement agreement which the court has preliminarily approved, pursuant to which the Group will be responsible for (i) a US$43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between US$1 million to US$2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to US$5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v)

reserving future royalties for unmatched tracks. The final approval hearing was held on December 1, 2017 and the court has not yet issued a ruling.

Even if the settlement is finally approved, the Group may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms.

19.	Financial instruments

Foreign exchange forward contracts

Cash flow hedges

The Group designated certain foreign exchange forward contracts as cash flow hedges when all the requirements of IFRS 9 Financial Instruments were met.  The foreign exchange contracts protect the Group against the variability of forecasted foreign currency cash flows resulting from revenue, cost of revenue, and net asset or liability positions designated in currencies other than the Euro. All hedging relationships are formally documented, and the hedges are designed to offset changes to future cash flows on hedged transactions at the inception of the hedge. The maximum original duration of any contract allowable under the hedging policy is thirteen months. The Group’s outstanding foreign exchange forward contracts designated as cash flow hedges have maturities of less than one year. The Group’s primary currency pairs used for cash flow hedges are Euro / U.S. dollar, Euro / Australian dollar, Euro / British pound, and Euro / Swedish krona. The notional principal of the foreign exchange contracts was approximately €834 million as of March 31, 2018. The following table summarizes the notional principal of the foreign currency exchange contracts by hedged line item in the condensed statement of operations as of March 31, 2018:

	Notional amount in foreign currency
	Australian dollar (AUD)	British pound (GBP)	Swedish krona (SEK)	U.S. dollar (USD)
	(in millions)
Hedged line item in condensed consolidated statement of operations
Revenue	160	230	1,127	18
Cost of revenue	125	165	740	13
Total	285	395	1,867	31

The Group recognizes the foreign exchange contracts from hedging activities as either assets or liabilities on the balance sheet and measures them at fair value. The Group reflects the gain or loss on the effective portion of a cash flow hedge as a component of other reserves and subsequently reclassifies cumulative gains and losses to revenue or cost of revenue, depending on the risk hedged, when the hedged transactions are recorded. If the hedged transactions become probable of not occurring, the corresponding amounts in other reserves would be immediately reclassified to finance costs. The Group evaluates hedge effectiveness at the inception of the hedge prospectively and records any ineffective portion of the hedge in finance costs in the condensed consolidated statement of operations. Interest charges or “forward points” on the foreign exchange contracts are excluded from the assessment of hedge effectiveness and are recorded in finance costs in the condensed consolidated statement of operations.

The asset and liability positions of the foreign exchange forward contracts are included in other current assets and derivative liabilities on the condensed consolidated statement of financial position, respectively.

Non designated hedges

Foreign exchange forward contracts that do not meet the requirements in IFRS 9 Financial Instruments to be designated as a cash flow hedges are measured at fair value. The currency pair for the foreign exchange forward contracts not designated for hedging are Euro/U.S. dollar. For the three months ended March 31, 2018, the gain associated with the changes in fair value of these instruments, of €8 million, was recognized in finance income. During the three months ended March 31, 2018, the Group effectively closed its positions in foreign exchange forward contracts not designated as hedges. The remaining asset and liability positions of the foreign exchange forward contracts not designated for hedging are included in other current assets and derivative liabilities on the condensed consolidated statement of financial position, respectively.

Fair values

On January 1, 2018, the Group adopted IFRS 9, Financial Instruments. The Group concluded that the measurement and classification of its financial assets, financial liabilities and derivative instruments under IAS 39 was in accordance with the requirements of IFRS 9 and, therefore, there was no impact on the Group’s condensed consolidated financial statements upon adoption of the standard.

The carrying amounts of certain financial instruments, including cash and cash equivalents, trade and other receivables, restricted cash, trade and other payables, and accrued expenses and other liabilities approximate fair value due to their relatively short maturities. All other financial assets and liabilities are accounted for at fair value.

The following tables summarize, by major security type, our financial assets and liabilities that are measured at fair value on a recurring basis, and the category using the fair value hierarchy:

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	March 31, 2018
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	211	56	—	267
Agency securities		6	—	6
Corporate notes	—	298	—	298
Collateralized reverse purchase agreements	—	272	—	272
Derivatives (not designated for hedging):
Foreign exchange forwards	—	2	—	2
Derivatives (designated for hedging):
Foreign exchange forwards	—	15	—	15
Long term investment	—	—	968	968
Total financial assets at fair value by level	211	649	968	1,828
Financial liabilities at fair value
Convertible Notes	—	—	1,022	1,022
Derivatives (not designated for hedging):
Contingent options	—	—	1	1
Warrants	—	—	405	405
Derivatives (designated for hedging):
Foreign exchange forwards	—	13	—	13
Total financial liabilities at fair value by level	—	13	1,428	1,441

Financial assets and liabilities by fair value hierarchy level	Level 1	Level 2	Level 3	December 31, 2017
	(in € millions)
Financial assets at fair value
Short term investments:
Government securities	206	38	—	244
Agency securities	—	7	—	7
Corporate notes	—	330	—	330
Collateralized reverse purchase agreements	—	451	—	451
Derivatives (not designated for hedging):
Foreign exchange forwards	—	2	—	2
Derivatives (designated for hedging):
Foreign exchange forwards	—	6	—	6
Long term investment	—	—	910	910
Total financial assets at fair value by level	206	834	910	1,950
Financial liabilities at fair value
Convertible Notes	—	—	944	944
Derivatives (not designated for hedging):
Contingent options	—	—	3	3
Warrants	—	—	346	346
Derivatives (designated for hedging):
Foreign exchange forwards	—	5	—	5
Total financial liabilities at fair value by level	—	5	1,293	1,298

All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

-	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

-

Level 2: other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability

-	Level 3: techniques which use inputs that have a significant effect on the recognized fair value that require the Group to use its own assumptions about market participant assumptions

Our policy is to recognize transfers into and transfers out of fair value hierarchy levels at the end of each reporting period.  During the three months ended March 31, 2018 and the year ended December 31, 2017 there were no transfers between levels in the fair value hierarchy.

Recurring Fair Value Measurements

The following sections describe the valuation methodologies we use to measure our Level 3 financial instruments at fair value on a recurring basis.

Long term investment

Long term investment consists of a non-controlling equity interest of approximately 9% in TME. The investment is carried at fair value through other comprehensive income. The fair value of unquoted ordinary shares has been estimated using unquoted TME market transactions with close proximity of March 31, 2018. The fair value of the long term investment will vary over time and is subject to a variety of risks including: company performance, macro-economic, regulatory, industry, and systemic risks of the equity markets overall.

The table below presents the changes in the long term investment:

2018
(in € millions)
At January 1	910
Changes in fair value recorded in other comprehensive loss	58
At March 31	968

The impact on the fair value of the investment in TME on our equity using reasonably possible alternative assumptions with an increase or decrease in the share price used to value our equity interest of 10% results in a range of €871 million to €1,065 million at March 31, 2018 and €819 million to €1,001 million at December 31, 2017.

Fair value of ordinary shares

The valuation of certain items in the interim condensed consolidated financial statements is consistent with our use of the Probability Weighted Expected Return Method (“PWERM”) to value the Company’s ordinary shares.

The fair value of the ordinary shares is determined using recent secondary market transactions in our ordinary shares and the PWERM, which is one of the recommended valuation methods to measure fair value in privately held companies with complex equity structures in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Under this method, discrete future outcomes, including as a public company, non-public company scenarios, and a merger or sale, are weighted based on estimates of the probability of each scenario. In the Group’s application of this method, five different future scenarios are identified (high and low case public company, high and low case transaction, and private company). For each scenario, an equity value is calculated based on revenue multiples, derived from listed peer companies, which are applied on different (scenario-dependent) forecasted revenue. For the private company scenario, a discounted cash flow method also is considered in determining the equity value. Ordinary share values are weighted by the probability of each scenario in the valuation model. In addition, an appropriate discount adjustment is incorporated to recognize the lack of marketability due to being a closely held entity. Finally, the impact on the share value of recent financing and secondary trading are considered.

The PWERM valuations weighted the different scenarios as follows:

March 31, 2018
Market Approach – High Case Public Company	55 – 70%
Market Approach – Low Case Public Company	28 – 35%
Market Approach – High Case Transaction	0 – 3%
Market Approach – Low Case Transaction	0 – 2%
Private Case – Income and Market Approaches	2 – 5%

The key assumptions used to estimate the fair value of our ordinary shares and contingent options using the PWERM are as follows:

March 31, 2018
Revenue multiple used to estimate enterprise value	3.0
Discount rate (%)	13.0
Volatility (%)	32.5 – 35.0

Contingent options

The Group’s derivatives include contingent options that provide investors associated with the equity financings with downside protection.

The contingent options are measured on a recurring basis in the condensed consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations. The contingent options are valued using the models that include the value of the Company’s ordinary shares, including the assumptions for probability scenarios and PWERM as determined above. The key assumptions used to estimate the fair value of the options using the PWERM are consistent with those noted above.

Under each scenario, the Group computed the difference between a) the value of the new shares, valued with the embedded contingent options and b) the ordinary shares, valued without the embedded contingent options (“Ordinary Shares”) to derive an indication of the value of the contingent options for each scenario. The differential between new shares and the Ordinary Shares were discounted, where appropriate, to present value to arrive at an indication of the value of the contingent options for each scenario at the valuation date. Finally, the indicated values under each scenario were weighted based on the weightings noted above to determine the indicated value of the contingent options.

The table below presents the changes in the contingent options liability:

	2018	2017
	(in € millions)
At January 1	3	100
(Gains)/loss recognized in condensed consolidated statement of operations	(2)	(23)
At March 31	1	77

The contingent options are included in derivative liabilities on the condensed consolidated statement of financial position. The change in estimated fair value is recognized within finance income or costs in the condensed consolidated statement of operations.

Warrants

The warrants are measured on a recurring basis in the condensed consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations. The warrants are valued using a Black-Scholes option-pricing model, which includes inputs determined from models that include the value of the Company’s ordinary shares, as determined above and additional assumptions used to estimate the fair value of the warrants in the option pricing model as follows:

March 31, 2018
Expected term (years)	0.7 – 0.8
Risk free rate (%)	1.98 – 2.03
Volatility (%)	32.5 – 35.0
Share price (US$)	133.53

The table below presents the changes in the warrants liability:

	2018	2017
	(in € millions)
At January 1	346	34
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	68	14
Effect of changes in foreign exchange rates	(9)	(1)
At March 31	405	47

The warrant liability is included in derivative liabilities on the condensed consolidated statement of financial position. The change in estimated fair value is recognized within finance costs in the condensed consolidated statement of operations.

The impact on the fair value of the warrants with an increase or decrease in our ordinary share price of 10% results in a range of €326 million to €467 million at March 31, 2018 and €275 million to €403 million at December 31, 2017.

Convertible Notes

The Convertible Notes are measured on a recurring basis in the condensed consolidated statement of financial position and are Level 3 financial instruments recognized at fair value through the condensed consolidated statement of operations. At March 31, 2018 and December 31, 2017, the Convertible Notes are valued at the assumed exchange to ordinary shares based on the fair value of the Company’s ordinary share price. The key assumptions to the fair value of ordinary shares has been discussed above.

The table below presents the changes in the Convertible Notes:

	2018	2017
	(in € millions)
At January 1	944	1,106
Non cash changes recognized in condensed consolidated statement of operations
Changes in fair value	103	54
Effect of changes in foreign exchange rates	(25)	(14)
At March 31	1,022	1,146

The impact on the fair value of the Convertible Notes of using reasonably possible alternative assumptions with an increase or decrease in share price of 10% results in a range of €920 million to €1,124 million at March 31, 2018 and €849 million to €1,038 million at December 31, 2017.

20.	Commitments and contingencies

Commitments

In March 2018, we entered into a new service agreement with Google for the use of Google Cloud Platform.  The total minimum payments, which the Group must make during the first three years of the service, are approximately €365 million.

Contingencies

Various legal actions, proceedings, and claims are pending or may be instituted or asserted against the Group. These may include but are not limited to matters arising out of alleged infringement of intellectual property;

alleged violations of consumer regulations; employment-related matters; and disputes arising out of supplier and other contractual relationships. As a general matter, the music and other content made available on the Group’s service are licensed to the Group by various third parties. Many of these licenses allow rights holders to audit the Group’s royalty payments, and any such audit could result in disputes over whether the Group has paid the proper royalties. If such a dispute were to occur, the Group could be required to pay additional royalties, and the amounts involved could be material. The Group expenses legal fees as incurred. The Group records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. An unfavorable outcome to any legal matter, if material, could have an adverse effect on the Group’s operations or its financial position, liquidity, or results of operations.

Since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against the Group in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288) (alleging that Spotify has infringed the copyrights in over 10,000 musical compositions). The complaints seek an award of damages, including the maximum statutory damages allowed under U.S. copyright law of US$150,000 per work infringed. The Group intends to vigorously defend the claims.

21.Related party transactions

On April 1, 2016, the Group issued and sold the Convertible Notes to, among others, Rivers Cross Trust, an entity wholly owned by Mr. McCarthy, the Group’s Chief Financial Officer. The original principal amount purchased by Rivers Cross Trust was approximately US$0.2 million. In January 2018, the Convertible Notes, plus accrued interest, were exchanged for ordinary shares. See Note 13.

22.	Events after the reporting period

On April 3, 2018, the Group completed a direct listing of its ordinary shares on the NYSE.

Upon the direct listing, the option for the Convertible Noteholders to unwind the January 2018 exchange transaction expired and, as a result, the Group recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of our ordinary share on April 3, 2018. The Company then reclassified the Convertible Notes balance of €1.1 billion to share premium within Equity.

The completion of the successful direct listing also resulted in the recording of approximately €29 million in fees from financial advisers included in general and administrative in the condensed consolidated statement of operations.

On April 30, 2018, the Group entered into a 10 year operating lease agreement to occupy approximately 110,000 square feet in Los Angeles, California, United States of America. The total estimated base rent payments over the life of the lease are approximately €59 million.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward Looking Statements

This discussion and analysis reflects our historical results of operations and financial position and contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions; they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to:

• our ability to attract prospective Users (as defined herein) and to retain existing Users;

• our dependence upon third-party licenses for sound recordings and musical compositions;

• our ability to comply with the many complex license agreements to which we are a party;

• our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis;

• our lack of control over the providers of our content and their effect on our access to music and other content;

• our ability to accurately estimate the amounts payable under our license agreements;

• the limitations on our operating flexibility due to the minimum guarantees required under certain of our license agreements;

• our ability to obtain accurate and comprehensive information about music compositions in order to obtain necessary licenses or perform obligations under our existing license agreements;

• potential breaches of our security systems;

• assertions by third parties of infringement or other violations by us of their intellectual property rights;

• risk associated with our substantial indebtedness;

• risks related to our status as a foreign private issuer;

• dilution resulting from additional share issuances; and

• the concentration of voting power among our founders who have and will continue to have substantial control over our business.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under “Item 1A. Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

Our mission is to unlock the potential of human creativity by giving a million creative artists the opportunity to live off their art and billions of fans the opportunity to enjoy and be inspired by these creators.

We are the largest global music streaming subscription service. With a presence in 65 countries and territories and growing, our platform includes 170 million monthly active users (“MAUs”) and 75 million Premium Subscribers (as defined below) as of March 31, 2018.

Our Users are highly engaged. We currently monetize our Service through both subscriptions and advertising. Our Premium Subscribers have grown 45% year-over-year as of March 31, 2018 to 75 million. Our 170 million MAUs have grown 30% year-over-year as of March 31, 2018.

Our results reflect the effects of our bi-annual trial programs, in addition to seasonal trends in User behavior and, with respect to our Ad-Supported Service, advertising behavior. Historically, Premium Subscriber growth accelerates when we run bi-annual trial programs in the summer and winter, which typically begin in the last month of the second and fourth quarters. This leads to decreases in gross margin in the first and third quarter of each year, as we absorb the promotional expenses of discounted trial offers.

For our Ad-Supported Service, we experience higher advertising revenues in the fourth quarter of each calendar year due to greater advertising demand during the holiday season. However, in the first quarter of each calendar year, we typically experience a seasonal decline in advertising revenue due to reduced advertiser demand. The rapid growth in our business to date has somewhat masked these trends. In the future, we expect these trends to become more pronounced.

On April 3, 2018, we completed a direct listing of our ordinary shares on the NYSE.

Key Performance Indicators

MAUs

We track MAUs as an indicator of the size of the audience engaged with our Service. We define MAUs as the total count of users of our Ad-Supported Service (“Ad-Supported Users”) and Premium Subscribers that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated. Reported MAUs may overstate the number of unique individuals who actively use our Service within a thirty-day period as one individual may register for, and use, multiple accounts. Additionally, fraud and unauthorized access to our Service may contribute, from time to time, to an overstatement of MAUs, if undetected. Fraudulent accounts typically are created by bots to inflate content licensing payments to individual rights holders. We strive to detect and minimize these fraudulent accounts. For additional information, refer to the risk factors discussed under Part II – Other Information, “Item 1A. Risk Factors” below and in our other filings with the SEC.

The table below sets forth our monthly active users as of March 31, 2018 and 2017.

	As of March 31,
	2018	2017	Change
	(in millions, except percentages)
MAUs	170	131	39	30%

MAUs were 170 million as of March 31, 2018 and 131 million as of March 31, 2017, which represented an increase of 30%.  The increase in MAUs benefited from our continued investment in driving the rapid growth of our Service, both through geographic expansion and consumer marketing. The increase also benefited from continued investment in content and features on our platform, including featured playlists, artist marketing campaigns, and original content to drive increased User engagement and customer satisfaction. MAUs were positively impacted by an increase in Premium Subscribers, as noted below.

Premium Subscribers

We define Premium Subscribers as Users that have completed registration with Spotify and have activated a payment method for Premium Service. Our Premium Subscribers include all registered accounts in our Family Plan. Our Family Plan consists of one primary subscriber and up to five additional sub-accounts, allowing up to six Premium Subscribers per Family Plan Subscription. Premium Subscribers includes subscribers in a grace period of up to 30 days after failing to pay their subscription fee.

The table below sets forth our Premium Subscribers as of March 31, 2018 and 2017.

	As of March 31,
	2018	2017	Change
	(in millions, except percentages)
Premium Subscribers	75	52	23	45%

Premium Subscribers were 75 million as of March 31, 2018 and 52 million as of March 31, 2017, which represented an increase of 45%. The Family Plan was a meaningful contributor of total gross added Premium Subscribers, while our bi-annual global summer and holiday campaigns also accounted for a significant portion of gross added Premium Subscribers.

Ad-Supported MAUs

We define Ad-Supported MAUs as the total count of Ad-Supported monthly active users that have consumed content for greater than zero milliseconds in the last thirty days from the period-end indicated.

The table below sets forth our Ad-Supported MAUs as of March 31, 2018 and 2017.

	As of March 31,
	2018	2017	Change
	(in millions, except percentages)
Ad-Supported MAUs	99	82	17	21%

Ad-Supported MAUs were 99 million as of March 31, 2018 and 82 million as of March 31, 2017, which represented an increase of 21%. Growth in Ad-Supported MAUs benefited from our continued investment in driving the growth of our Ad-Supported Service, both through geographic expansion and consumer marketing.

Premium ARPU

Premium average revenue per user (“ARPU”) is a monthly measure defined as Premium revenue recognized in the quarter indicated divided by the average daily Premium Subscribers in such quarter, which is then divided by three months.

The table below sets forth our average Premium ARPU for the three months ended March 31, 2018 and 2017.

	Three months ended March 31,
	2018	2017	Change
Premium ARPU	€4.72	€5.46	€(0.74)	(14)%

For the three months ended March 31, 2018 and 2017, Premium ARPU was €4.72 and €5.46, respectively, which represented a decrease of 14%. The decrease was due principally to growth of the Family Plan and movements in foreign exchange rates, reducing Premium ARPU by €0.24 and €0.40, respectively.

How We Generate Revenue

We operate and manage our business in two reportable segments—Premium and Ad-Supported. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See Note 4 to our condensed consolidated financial statements for additional information regarding our reportable segments.

Premium

We generate revenue for our Premium segment through the sale of the Premium Service. The Premium Service is sold directly to end Users and through partners who are generally telecommunications companies that bundle the subscription with their own services or collect payment for the stand-alone subscriptions from the end User.

Ad-Supported

We generate revenue for our Ad-Supported segment from the sale of display, audio, and video advertising delivered through advertising impressions. We generally enter into arrangements with advertising agencies that purchase advertising on our platform on behalf of the agencies’ clients.

Components of our Operating Results

Cost of Revenue. Cost of revenue consists predominantly of royalty and distribution costs related to content streaming. We incur royalty costs, which we pay to certain music record labels, publishers, and other rights holders, for the right to stream music to our Users. Royalties are typically calculated monthly based on the combination of a number of different elements. Generally, Premium Service royalties are based on the greater of a percentage of revenue and a per User amount, while royalties for the Ad-Supported Service are based on the greater of a percentage of revenue and an amount for each time a sound recording and musical composition is streamed. We have negotiated lower per User amounts for our lower priced subscription plans such as Family Plan and Student Plan Users. In our agreements with certain record labels, the percentage of revenue used in the calculation of royalties is generally dependent upon certain targets being met. The targets can include measures such as the number of Premium Subscribers, the ratio of Ad-Supported Users to Premium Subscribers, and/or the rates of Premium Subscriber churn. We are effectively currently meeting the targets and consequently we are generally paying the lowest percentage of revenue possible per the agreements. In addition, royalty rates vary by country. Some of our royalty agreements require that royalty costs be paid in advance or are subject to minimum guaranteed amounts. For the majority of royalty agreements incremental costs incurred due to un-recouped advances and minimum guarantees have not been significant to date. We also have certain so-called most favored nation royalty agreements, which require us to record additional costs if certain material contract terms are not as favorable as the terms we have agreed to with similar licensors.

In 2017, we entered into licensing agreements with Universal Music Group, Sony Music Entertainment, Warner Music Group, and with Music and Entertainment Rights Licensing Independent Network, among others. Our cost of revenue and gross margins have benefited from the terms of the new licensing agreements.

Cost of revenue also includes credit card and payment processing fees for subscription revenue, customer service, certain employee compensation and benefits, cloud computing, streaming, facility, and equipment costs, as well as amounts incurred to produce content for our Service.

Additionally, cost of revenue includes discounted trial costs related to our bi-annual trial programs. While we believe our trial programs help drive incremental revenue and gross margins as Users convert to full-time Premium Subscribers, these trial programs, which typically begin in the last month of the second and fourth quarters of each year, lead to decreases in gross margins in the first and third quarter of each year as we absorb the promotional expenses of the discounted trial offers.

Research and development. Research and development expenses primarily comprise costs incurred for development of products related to our platform and Service, as well as new advertising products and improvements to our mobile application and desktop application, and streaming services. The costs incurred include related facility costs, consulting costs, and employee compensation and benefits costs. We expect engineers to represent a significant portion of our employees over the foreseeable future.

Sales and Marketing. Sales and marketing expenses primarily comprise employee compensation and benefits, events and trade shows, public relations, branding, consulting expenses, customer acquisition costs, advertising, the cost of working with music record labels, publishers, songwriters, and artists to promote the availability of new releases on our platform, and the costs of providing free trials of Premium Services. Expenses included in the cost of providing free trials are derived primarily from per User royalty fees determined in accordance with the rights holder agreements.

General and Administrative. General and administrative expenses are comprised primarily of employee compensation and benefits for functions such as finance, accounting, analytics, legal, human resources, consulting fees, and other costs including facility and equipment costs. As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, NYSE listing fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees, and similar expenses. We also expect to recognize certain non-recurring costs as part of our transition to a publicly traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering. For the three months ended June 30, 2018, we expect to incur approximately €29 million in fees and expenses related to our direct listing.

Results of Operations

Revenue

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
Premium	1,037	828	209	25%
Ad-supported	102	74	28	38%
Total	1,139	902	237	26%

Premium revenue

For the three months ended March 31, 2018 and 2017, Premium business revenue comprised 91% and 92% of our total revenue, respectively. For the three months ended March 31, 2018 as compared to the three months ended March 31, 2017, Premium revenue increased €209 million or 25%. The increase was primarily attributable to a 45% increase in the number of subscribers partially offset by a decrease in ARPU of 14% as noted above.

Ad-Supported revenue

For the three months ended March 31, 2018 and 2017, Ad-Supported business revenue comprised 9% and 8% of our total revenue, respectively. For the three months ended March 31, 2018 as compared to the three months ended March 31, 2017, Ad-Supported business revenue increased €28 million or 38%. This increase was due primarily to a 13% increase in the number of impressions sold, driven largely by the growth in our programmatic channel (i.e., impressions sold using an automated online platform), which grew revenue 94% period over period, accounting for 21% of our Ad-Supported revenue. Ad-Supported revenue growth also was driven by a 22% increase in the average rate per impression, as our premium video offerings outpaced overall growth, growing 67% and reaching 32% of Ad-Supported revenue.

Foreign exchange impact on total revenue

The general strengthening of the Euro relative to certain foreign currencies, primarily the United States Dollar, for the three months ended March 31, 2018 compared to the same period in 2017 had an unfavorable impact on our revenue. We estimate that total revenue for the three months ended March 31, 2018 would have been approximately €100 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the three months ended March 31, 2017.

Cost of revenue

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
Premium	767	710	57	8%
Ad-supported	89	87	2	2%
Total	856	797	59	7%

Premium cost of revenue

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, Premium cost of revenue increased €57 million, or 8%, and Premium cost of revenue as a percentage of Premium revenue decreased from 86% to 74%. This decrease in cost of revenue as a percentage of Premium revenue was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in cost of revenue was driven primarily by the increase in new Premium Subscribers, which led to higher royalty and streaming delivery costs of €77 million and €7 million, respectively. These increases were offset by changes in prior period estimates for rights holders liabilities of €14 million recognized in the first quarter of 2018, and a decrease in discounted trial costs of €4 million. The amount of discounted trial costs included in Premium cost of revenue for the three months ended March 31, 2018 and 2017, was €29 million and €33 million, respectively.  The first quarter of 2017 included charges related to disputes with certain rights holders of €32 million.

Ad-Supported cost of revenue

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, Ad-Supported cost of revenue increased €2 million, or 2%, and Ad-Supported cost of revenue as a percentage of Ad-Supported revenue decreased from 118% to 87%. This decreased percentage was driven largely by a reduction in content costs pursuant to new licensing agreements. The increase in cost of revenue was driven primarily by the increase in new Ad-Supported MAUs, which led to higher royalty and streaming delivery costs of €5 million and €3 million, respectively. These increases were offset by charges related to disputes with certain rights holders of €8 million recognized in the first quarter of 2017 that did not impact the first quarter of 2018.

Foreign exchange impact on total cost of revenue

The general strengthening of the Euro relative to certain foreign currencies, primarily the United States Dollar, for the three months ended March 31, 2018 compared to the same period in 2017 had a favorable impact on our cost of revenue. We estimate that total cost of revenue for the three months ended March 31, 2018 would have been approximately €78 million higher if foreign exchange rates had remained consistent with foreign exchange rates for the three months ended March 31, 2017.

Gross profit/(loss) and gross margin

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
Gross profit/(loss)
Premium	270	118	152	129%
Ad-supported	13	(13)	26	(200)%
Consolidated	283	105	178	170%
Gross margin
Premium	26%	14%
Ad-supported	13%	(18)%
Consolidated	25%	12%

Premium gross profit/(loss) and gross margin

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, Premium gross profit increased by €152 million, and Premium gross margin increased from 14% to 26%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements and charges for disputes recognized in the first quarter of 2017.

Ad-Supported gross profit/(loss) and gross margin

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, Ad-Supported gross profit increased by €26 million, and Ad-Supported gross margin increased from (18)% to 13%. The increase was due to growth in revenue that outpaced the growth in content costs, due primarily to a decrease in content costs pursuant to new licensing agreements.

Consolidated operating expenses

Research and development

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
Research and development	115	80	35	44%
As a percentage of revenue	10%	9%

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, research and development costs increased €35 million, or 44% as we continually enhance our platform in order to retain and grow our User base. The increase was due primarily to an increase in personnel-related costs of €23 million and facilities costs of €8 million, each resulting from increased headcount and leased office space to support our growth. The increase in personnel-related costs was due primarily to increased salaries of €12 million, social costs of €6 million, and share-based payments of €3 million.

Sales and marketing

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
Sales and marketing	138	110	28	25%
As a percentage of revenue	12%	12%

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, sales and marketing expense increased by €28 million, or 25%. The increase was due primarily to incremental advertising costs of €14 million for campaigns in existing markets, as well as new markets related to our continued international expansion. There also was an increase in personnel-related costs of €8 million and facilities costs of €6 million, each resulting from increased headcount and leased office space to support our growth. The increase in personnel-related costs was due primarily to increased salaries of €4 million and social costs of €3 million.

General and administrative

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
General and administrative	71	54	17	31%
As a percentage of revenue	6%	6%

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, general and administrative expense increased €17 million or 31%. The increase was due primarily to an increase in personnel-related costs of €8 million and facilities costs of €5 million, each resulting from increased headcount and leased office space compared to support our growth. The increase in personnel-related costs was due primarily to increased social costs of €5 million and salaries of €3 million.

Finance income

Finance income consists of fair value adjustment gains on financial instruments, interest income earned on our cash and cash equivalents and short-term investments, and foreign currency gains.

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
Finance income	15	27	(12)	(44)%
As a percentage of revenue	1%	3%

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, finance income decreased by €12 million. The decrease in finance income was due primarily to a decrease in fair value gains on our contingent options of €21 million. This was partially offset by an increase in fair value gains on our non-designated hedges of €8 million.

Finance costs

Finance costs consist of fair value adjustment losses on financial instruments, and foreign currency losses.

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
Finance costs	(154)	(62)	(92)	148%
As a percentage of revenue	(14)%	(7)%

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, finance costs increased €92 million due primarily to an increase in the fair value of outstanding warrants and Convertible Notes. The expense recorded for outstanding warrants and Convertible Notes increased by €46 million and €38 million, respectively, due to the increase in the value of our ordinary shares and the issuance of additional warrants in July 2017. Additionally, foreign exchange losses on the remeasurement of monetary assets and liabilities in a transaction currency other than the functional currency increased by €9 million.

Income tax (benefit) expense

For the three months ended March 31, 2018, the income tax benefit of €11 million was due primarily to the recognition of deferred taxes as a result of the unrealized increase in the fair value of our long term investment.

Net loss attributable to owners of the parent

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
Net loss attributable to owners of the parent	(169)	(173)	4	(2)%

For the three months ended March 31, 2018 compared to the three months ended March 31, 2017, net loss attributable to owners of the parent decreased by €4 million, a decrease of 2%, due to the factors stated above.

EBITDA

	Three months ended March 31,
	2018	2017	Change
	(in € millions, except percentages)
EBITDA	(30)	(125)	95	(76)%
As a percentage of revenue	(3)%	(14)%

For the three months ended March 31, 2018 as compared to the three months ended March 31, 2017, EBITDA loss decreased by €95 million or 76%. This decrease was due primarily to a decrease in our operating losses of €98 million. For a discussion of the limitations associated with using EBITDA rather than IFRS measures and a reconciliation of EBITDA to net loss, see “Non-IFRS Financial Measures.”

Non-IFRS Financial Measures

We define EBITDA as net loss attributable to owners of the parent before finance income/(costs)—net, income tax (benefit) expense, and depreciation and amortization. We believe EBITDA is useful to our management and investors as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls, and other factors that affect operating performance, and it removes the effect of items not directly resulting from our core operations. We believe that EBITDA also is useful to investors because this metric is frequently used by securities analysts, investors, and other interested parties in their evaluation of the operating performance of companies in the technology industry and other industries similar to ours. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. EBITDA has limitations as an analytical tool. EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA is not intended to be a measure of discretionary cash to invest in the growth of our business, as it does not reflect tax payments, debt service requirements, capital expenditures, and certain other cash costs that may recur in the future. Management compensates for these limitations by relying on our results reported under IFRS as issued by IASB in addition to using EBITDA supplementally.

We define “Free Cash Flow” as net cash flows (used in)/from operating activities less capital expenditures and change in restricted cash. We believe Free Cash Flow is a useful supplemental financial measure for us and investors in assessing our ability to pursue business opportunities and investments and to service our debt. Free Cash Flow is not a measure of our liquidity under IFRS and should not be considered as an alternative to net cash flows (used in)/from operating activities.

EBITDA and Free Cash Flow are non-IFRS measures and are not a substitute for IFRS measures in assessing our overall financial performance. Because EBITDA and Free Cash Flow are not measurements determined in accordance with IFRS, and are susceptible to varying calculations, it may not be comparable to other similarly titled measures presented by other companies. You should not consider EBITDA and Free Cash Flow in isolation, or as a substitute for an analysis of our results as reported on our condensed consolidated financial statements appearing elsewhere in this document.

Set forth below is a reconciliation of EBITDA to net loss attributable to owners of the parent.

	Three months ended March 31,
	2018	2017
	(in € millions, except percentages)
Net loss attributable to owners of the parent	(169)	(173)
Finance (income)/costs - net	139	33
Income tax (benefit) expense	(11)	1
Depreciation and amortization	11	14
EBITDA	(30)	(125)

Set forth below is a reconciliation of Free Cash Flow to net cash flows from operating activities for the periods presented.

	Three months ended March 31,
	2018	2017
	(in € millions)
Net cash flows from operating activities	84	93
Capital expenditures	(6)	(1)
Change in restricted cash	(4)	(28)
Free Cash Flow	74	64

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents, short term investments, and cash generated from operating activities. Cash and cash equivalents and short term investment securities consist mostly of cash on deposit with banks, investments in money market funds, investments in government securities, corporate debt securities, and collateralized reverse purchase agreements. Cash and cash equivalents and short-term investments increased by €67 million from €1,509 million as of December 31, 2017 compared to €1,576 million as of March 31, 2018.

We believe our existing cash and cash equivalent balances and the cash flow we generate from our operations will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. However, our future capital requirements may be materially different than those currently planned in our budgeting and forecasting activities and depend on many factors, including our rate of revenue growth, the timing and extent of spending on content and research and development, the expansion of our sales and marketing activities, the timing of new product introductions, market acceptance of our products, our continued international expansion, competitive factors, and overall economic conditions, globally. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our shareholders, while the incurrence of debt financing or additional convertible debt would result in debt service obligations. Such debt instruments also could introduce covenants that might restrict our operations. We cannot assure you that we could obtain additional financing on favorable terms or at all. For additional information, refer to the risk factors discussed under Part II- Other Information, “Item 1A. Risk Factors” below and in our other filings with the SEC.

Over the next 12 to 18 months, we have planned capital expenditures associated with the build out of office space in New York, London, Los Angeles, Stockholm, and Boston among others.

Cash Flow

	Three months ended March 31,
	2018	2017
	(in € millions)
Net cash flows from operating activities	84	93
Net cash flows from (used in) investing activities	139	(125)
Net cash flows from financing activities	43	16
Free Cash Flow(1)	74	64

For a discussion of the limitations associated with using Free Cash Flow rather than IFRS measures, and a reconciliation of Free Cash Flow to net cash flows from operating activities, see “Non-IFRS Financial Measures” above.

Operating activities

Net cash flows from operating activities decreased by €9 million to €84 million for the three months ended March 31, 2018 as compared to the three months ended March 31, 2017. The decrease in net cash flows from operating activities was due primarily to a decrease of our operating loss offset by changes in working capital, primarily related to an increase in trade and other liabilities.

Investing activities

Net cash flows from (used in) investing activities decreased by €264 million for the three months ended March 31, 2018 as compared to the three months ended March 31, 2017, due primarily to a change from a cash outflow to a cash inflow for purchases and sales of short term investments of €230 million and no cash used in business combinations for the three months ended March 31, 2018 compared to €23 million cash used in business combinations in 2017.

Financing activities

Net cash flows from financing activities increased by €27 million for the three months ended March 31, 2018 as compared to the three months ended March 31, 2017. The increase in net cash flows from financing activities was due primarily to an increase in proceeds from the exercise of share options of €22 million and an increase in proceeds from the issuance of shares of €4 million.

Free Cash Flow

Free Cash Flow increased by €10 million to €74 million for the three months ended March 31, 2018 as compared to the three months ended March 31, 2017. The increase in Free Cash Flow was due primarily to the decrease in the change in restricted cash of €24 million offset by a decrease in net cash flows from operating activities of €9 million.

Restrictions on Subsidiaries to Transfer Funds

The payment of dividends and the making, or repayment, of loans and advances to the Company by the Company’s direct subsidiaries and such payments by its indirect subsidiaries to their respective parent entities are subject to various restrictions. Existing and future indebtedness of these subsidiaries may prohibit the payment of dividends or the making, or repayment, of loans or advances to the Company. In addition, the ability of any of the Company’s direct or indirect subsidiaries to make certain distributions may be limited by the laws of the relevant jurisdiction in which the subsidiaries are organized or located, including financial assistance rules, corporate benefit laws, liquidity requirements, requirements that dividends must be paid out of reserves available for distribution, and other legal restrictions which, if violated, might require the recipient to refund unlawful payments. Spotify AB, which, directly or indirectly through its subsidiaries, conducts much of the Group’s business, may only make dividends to the Company if there would continue to be full coverage of its restricted equity following such dividend, and only if doing so would be considered prudent under Swedish law given the needs of Spotify AB and its subsidiaries. Loans and other advances from Spotify AB to the Company may be subject to essentially the same restrictions as dividends. Since the Company is expected to rely primarily on dividends from its direct and indirect subsidiaries to fund its financial and other obligations, restrictions on its ability to receive such funds may adversely impact the Company’s ability to fund its financial and other obligations.

Indebtedness

As of March 31, 2018, our outstanding indebtedness consisted primarily of our Convertible Notes, as further described below. We may from time to time seek to incur additional indebtedness. Such indebtedness, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material. For additional information regarding our interest rate risk and interest rate hedging instruments, see “Item 3. Quantitative and Qualitative Disclosures About Market Risk” below.

Convertible Notes

In January 2018, we entered into an exchange agreement with accredited investors holding the remaining balance of our Convertible Notes, pursuant to which the remaining US$628 million of Convertible Notes, plus accrued interest of US$16 million, was exchanged for 9,431,960 ordinary shares. Pursuant to this exchange agreement, subject to certain conditions, if we failed to list our ordinary shares on or prior to July 2, 2018, we agreed to offer to each noteholder the option to unwind the transaction such that we would purchase back the shares that were issued to such noteholder pursuant to the exchange and we would issue such noteholder a new note materially identical to its note prior to the exchange.

On April 3, 2018, we completed a direct listing of our ordinary shares on the NYSE. Upon the direct listing, the option for the noteholders to unwind the January 2018 exchange transaction expired and as a result we recorded an expense of €123 million within finance costs to mark to market the Convertible Notes to the fair value based on the closing price of our ordinary share on April 3, 2018. We then reclassified the Convertible Notes balance of €1.1 billion to share premium within Equity.

Off-Balance Sheet Arrangements

As of March 31, 2018, we do not have transactions with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, whereby we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2018:

	Payments due by period
Contractual obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions)
Convertible Notes[1]	769	—	—	769	—
Minimum guarantees[2]	1,223	1,184	39	—	—
Operating lease obligations[3]	779	45	129	132	473
Purchase obligations[4]	365	114	251	—	—
Total	3,136	1,343	419	901	473
(1)	Convertible Notes amounts consist of principal and interest payments. See Note 13 of the condensed consolidated financial statements included elsewhere in this document for further details.

(2)

We are subject to minimum royalty payments associated with our license agreements for the use of licensed content. See risk factors discussed under Part II – Other Information, Item 1A. “Risk Factors” below and in our other filings with the SEC.

(3)	Operating lease obligations relate to our office space. The lease terms are between one and seventeen years, and the majority of the lease agreements are renewable at the end of the lease period.
(4)	In March 2018, we entered into a new service agreement with Google for the use of Google Cloud Platform and are subject to minimum spend commitments during the first three years of the service.

On April 30, 2018, we entered into a 10 year operating lease agreement to occupy approximately 110,000 square feet in Los Angeles, California, United States of America. The total estimated base rent payments over the life of the lease are approximately €59 million.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of market risks. Our primary market risk exposures relate to currency, interest rate, share price and investment risks. To manage these risks and our exposure to the unpredictability of financial markets, we seek to minimize potential adverse effects on our financial performance and capital.

Currency Risk

Currency risk manifests itself in transaction exposure, which relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Our general policy is to hedge transaction exposure on a case-by-case basis. In 2017, we began entering into multiple foreign exchange forward contracts. To the extent possible, we try to mitigate our currency exposure in the U.S. Dollar-denominated Convertible Notes by matching the balance with USD-denominated cash equivalents and short term investments creating a natural hedge. Translation exposure relates to net investments in foreign operations. We do not conduct translation risk hedging.

Transaction Exposure Sensitivity

In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. Royalty payments are primarily settled in Euros and U.S. dollars. Hence, the operational need to net purchase foreign currency is due primarily to a deficit from such settlements.

The tables below show the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we have transaction exposure, at March 31, 2018. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

2018	SEK	AUD	EUR	GBP	USD
	(in € millions)
(Increase)/decrease in loss before tax	—	7	(8)	(4)	25

Translation Exposure Sensitivity

The positive impact on our equity would be approximately €25 million and €27 million if the Euro weakened by 10% against all translation exposure currencies, based on the exposure at March 31, 2018 and December 31 2017, respectively.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow.  Our exposure to interest rate risk is related to our interest-bearing assets, primarily our short term debt securities. Fluctuations in interest rates impact the yield of the investment. The sensitivity analysis considered the historical volatility of short term interest rates and determined that it was reasonably possible that a change of 100 basis points could be experienced in the near term. A hypothetical 100 basis points increase in interest rates would have impacted interest income by €6 million for the year ended March 31, 2018.

Share Price Risk Management

Share price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in the fair value of our ordinary share price. Our exposure to this risk relates primarily to the Convertible Notes and derivative liabilities arising from financing activities.

The impact on the fair value of the warrants with an increase or decrease in our ordinary share price of 10% results in a range of €326 million to €467 million at March 31, 2018 and €275 million to €403 million at December 31, 2017.

The impact on the fair value of the Convertible Notes of using reasonably possible alternative assumptions with an increase or decrease in share price of 10% results in a range of €920 million to €1,124 million at March 31, 2018 and €849 million to €1,038 million at December 31, 2017.

Investment Risk

We are exposed to investment risk as it relates to changes in the market value of our long term investment in TME. The impact on the fair value of the investment in TME on our equity using reasonably possible alternative assumptions with an increase or decrease in the share price used to value our equity interest of 10% results in a range of €871 million to €1,065 million at March 31, 2018 and €819 million to €1,001 million at December 31, 2017.

Critical Accounting Policies, Estimates

We prepare our condensed consolidated financial statements in accordance with IFRS as issued by the IASB. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.

We believe that the assumptions and estimates associated with revenues, share-based payments, ordinary share valuations, content, Convertible Notes, warrants, contingent options, and income taxes have the greatest potential impact on our condensed consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

There have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in the Prospectus, dated April 3, 2018, filed with the SEC in accordance with Rule 424(b) of the Securities Act of 1933, as amended, on April 3, 2018 (the “Prospectus”).

Recent Accounting Pronouncements

See Note 2 to our interim condensed consolidated financial statements included in this document for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this document.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

The Company is from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. The Company recognizes provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

Between December 2015 and January 2016, two putative class action lawsuits were filed against us in the U.S. District Court for the Central District of California, alleging that we unlawfully reproduced and distributed musical compositions without obtaining licenses. These cases were subsequently consolidated in May 2016 and transferred to the U.S. District Court for the Southern District of New York in October 2016, as Ferrick et al. v. Spotify USA Inc., No. 1:16-cv-8412-AJN (S.D.N.Y). In May 2017, the parties reached a signed class action settlement agreement which the court has preliminarily approved, pursuant to which we will be responsible for (i) a $43 million cash payment to a fund for the class, (ii) all settlement administration and notice costs, expected to be between $1 million to $2 million, (iii) a direct payment of class counsel’s attorneys’ fees of up to $5 million dollars, (iv) future royalties for any tracks identified by claimants, as well as other class members who provide proof of ownership following the settlement, and (v) reserving future royalties for unmatched tracks. The final approval hearing was held on December 1, 2017 and the court has not yet issued a ruling.

Even if the settlement is finally approved, we may still be subject to claims of copyright infringement by rights holders who have purported to opt out of the settlement or who may not otherwise be covered by its terms. For example, since July 2017, six lawsuits alleging unlawful reproduction and distribution of musical compositions have been filed against us in (i) the U.S. District Court for the Middle District of Tennessee (Bluewater Music Services Corporation v. Spotify USA Inc., No. 3:17-cv-01051; Gaudio et al. v. Spotify USA Inc., No. 3:17-cv-01052; Robertson et al. v. Spotify USA Inc., No. 3:17-cv-01616; and A4V Digital, Inc. et al. v. Spotify USA Inc., 3:17-cv-01256), (ii) in the U.S. District Court for the Southern District of Florida (Watson Music Group, LLC v. Spotify USA Inc., No. 0:17-cv-62374), and (iii) the U.S. District Court for the Central District of California (Wixen Music Publishing Inc. v. Spotify USA, Inc., 2:17-cv-09288) (alleging that Spotify has infringed the copyrights in over 10,000 musical compositions). The complaints seek an award of damages, including the maximum statutory damages allowed under U.S. copyright law of $150,000 per work infringed. We intend to vigorously defend the claims.

Item 1A. Risk Factors

There have been no material changes from the risk factors described in the Prospectus.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: May 3, 2018	By:	/s/ Barry McCarthy
	Name:	Barry McCarthy
	Title:	Chief Financial Officer